Exhibit 1.01

Conflict Minerals Report of Haemonetics Corporation
For the reporting period from January 1, 2023 to December 31, 2023

This is the Conflict Minerals Report (“CMR”) of Haemonetics Corporation (“Haemonetics,” “we,” “us,” or “our”) for the reporting period from January 1, 2023 to December 31, 2023 pursuant to Rule 13p-1 (“Rule 13p-1”) promulgated under the Securities Exchange Act of 1934, as amended.

Rule 13p-1 requires disclosure of certain information when a company manufactures or contracts to manufacture products and the minerals specified in Rule 13p-1 are necessary to the functionality or production of those products. The specified minerals, which we collectively refer to as “conflict minerals,” are gold, columbite-tantalite (coltan), cassiterite, and wolframite and their derivatives, specifically tantalum, tin and tungsten. Haemonetics manufactures, or contracts to manufacture, certain products for which conflict minerals are necessary to the functionality or production.

This CMR describes the measures we have undertaken to investigate the source and chain of custody of conflict minerals necessary to the products we manufacture or contract to manufacture, including our efforts to determine the mine or location of origin (including country of origin) of the necessary conflict minerals, and the facilities used to process the conflict minerals and the country of origin of the conflict minerals.

Website addresses are included in this report for reference only. Any information contained on Haemonetics’ website is not incorporated by reference into this report.

Introduction and Company Overview

Haemonetics is a global healthcare company dedicated to providing a suite of innovative medical products and solutions to customers, to help them improve patient care and reduce the cost of healthcare. Our technology addresses important medical markets: blood and plasma component collection, the surgical suite and hospital transfusion services.

Products Covered

During calendar year 2023, Haemonetics manufactured, or contracted to manufacture, certain blood and plasma collection, diagnostic and other devices related to our Plasma, Blood Center or Hospital business units and for which conflict minerals were necessary to the products’ functionality or production (collectively, “Products”).

Reasonable Country of Origin Inquiry Overview

We have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals necessary to our Products’ functionality or production. Our RCOI was reasonably designed to determine whether such conflict minerals originated in the Democratic Republic of the Congo, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, South Sudan, Tanzania, Uganda, or Zambia (collectively, the “Covered Countries”) or came from scrap or recycled sources. For purposes of our RCOI, we utilized the applicable outreach systems and engaged suppliers as described below.

Based on our RCOI, we determined or had reason to believe that conflict minerals necessary to our Products may have originated in the Covered Countries and may not have all come from recycled or scrap sources.

Due Diligence Framework

Our due diligence process was designed to conform to the Organization for Economic Cooperation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition and accompanying supplements on gold, tin, tantalum and tungsten (the “OECD Guidance”). The OECD Guidance was written for both upstream entities (generally, miners and smelters) and downstream companies (generally, manufacturers and retailers) in the supply chain. As Haemonetics is a downstream company in the supply chain, we tailored our due diligence practices accordingly.
1. Company Management Systems

We have established the following company management systems:

•Conflict Minerals Statement: We have adopted a Conflict Minerals Statement that sets forth our commitments regarding the sourcing of conflict minerals and our expectations of our suppliers regarding the same. The Conflict Minerals Statement is publicly available at http://www.haemonetics.com/about-us/corporate-responsibility/conflict-minerals-statement.

•Internal Team: We assembled an internal team of representatives from our Global Manufacturing and Supply Chain, Legal and Compliance and Finance functions (our “Internal Team”) to support the implementation of our RCOI and due diligence on the source and chain of custody of our necessary conflict minerals.

•Supplier Engagement: Because Haemonetics is a downstream company in the supply chain, we generally do not have direct relationships with smelters and refiners (collectively, “SORs”). Therefore, we actively engage with our suppliers to help identify the presence and sourcing of conflict minerals used in the products supplied to Haemonetics. We request that each of our suppliers of products or components included therein complete the Conflict Minerals Reporting Template (the “CMRT”) developed by the Responsible Minerals Initiative. The CMRT is designed to request sufficient information regarding our suppliers’ practices with respect to the sourcing of conflict minerals to enable us to comply with our requirements under Rule 13p-1. Haemonetics also maintains a publicly available Expectations for Suppliers Statement that reinforces our expectation that suppliers will support this endeavor and cooperate with Haemonetics to provide timely, accurate and transparent data in support of Haemonetics’ conflict mineral due diligence processes and reporting.

•Reporting Concerns: Haemonetics maintains a publicly disclosed Integrity Helpline for employees, suppliers and other interested parties to report alleged violations of our Conflict Minerals Statement and other policies. Haemonetics’ Integrity Helpline is available 24 hours a day, seven days a week by phone or online. The Integrity Helpline is managed by an independent third party. Reports can be submitted in most languages and the helpline offers the possibility to remain anonymous (except in the rare cases where local law prohibits it).

•Record Review and Management: Our supplier CMRTs are reviewed by our Internal Team and records are stored in accordance with our document retention policies.

2. Identify and Assess Risks in the Supply Chain

We engage Tier 1 suppliers of the products and components included therein in our RCOI process by taking the following steps:

•Sending introductory emails describing the compliance requirements and requesting the completion of the CMRT;

•Sending multiple reminder emails to non-responsive suppliers and offering assistance, such as further information about Haemonetics’ conflict mineral due diligence processes and reporting, our expectations for suppliers in support of this endeavor, a review of how the information would be used and clarification regarding how the information needed could be provided; and

•Initiating an escalation process for suppliers who continue to be non-responsive after the above contacts are made.

We review each supplier CMRT that we receive for quality control flags and follow up as appropriate. We also review the SORs reported by suppliers and compare the suppliers’ SORs against the Responsible Minerals Initiative (“RMI”) list of conformant smelters.

3. Design and Implementation of a Strategy to Respond to Risks

Our Internal Team reports the results of our due diligence to appropriate members of senior leadership and, among other things, reviews appropriate measures to respond to any risk identified.

4. Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We generally do not have direct relationships with SORs with respect to conflict minerals and do not perform or direct audits of these entities within our supply chain. Instead, we support SOR audits through our use of audit information made available by the RMI.

5. Report on Supply Chain Due Diligence

We annually file a Form SD and Conflict Minerals Report with the Securities and Exchange Commission.

Due Diligence Results

Based on our review of completed CMRTs from requested suppliers, our suppliers identified a total of 27 SORs as having processed the necessary conflict minerals contained in our Products for 2023. Of these SORs, 20 were tin smelters and 7 were gold refiners. As of May 16, 2024, 19 of these tin smelters and 4 of these gold refiners were listed as “conformant” by the RMI. None of the tin or gold SORs identified in product-level CMRTs that were not listed by the RMI as conformant have to our knowledge been determined to directly or indirectly finance armed groups in a Covered Country. Some suppliers also reported use of recycled or scrap sources in their supply chains.

The suppliers generally provided information at a company level and not a product level. In addition, some suppliers did not identify the specific SOR that processed the conflict minerals in our products, and others did not identify the country of origin of the SORs. As a result, we were largely unable to determine all of the SORs specific to the necessary conflict minerals in our Products or the related country of origin of the conflict minerals processed by the SORs.

Our due diligence process, described above, reflects our efforts to determine with the greatest specificity the mines or location of origin of the conflict minerals necessary to the functionality or production of the Products in 2023.

Based on the information obtained through the RCOI and due diligence processes described above, we believe that the countries of origin of the necessary conflict minerals contained in our Products may include the countries listed below. However, the necessary conflict minerals in the Products may not originate in some of these countries and necessary conflict minerals may originate in other countries not identified through our diligence process. To the extent that any of the conflict minerals may have originated in a Covered Country, we did not determine the specific mine or location of origin.

Australia	Indonesia
Bolivia	Malaysia
Brazil	Nigeria
Burundi*	Peru
China	Rwanda*
Democratic Republic of the Congo*	Uganda*
*Represents a Covered Country

Steps to Improve Due Diligence

Haemonetics expects to take the following steps in 2024 to improve its supply chain due diligence efforts in addition to the other steps described herein in respect of 2023:

•Continue to assess the presence of conflict minerals in our supply chain;

•Educate employees and suppliers as appropriate about our Conflict Minerals Statement and clearly communicate expectations with regard to supplier performance, transparency and sourcing; and

•Consider additional steps to increase the response rate to our supplier outreach.